UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GRUBB & ELLIS COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

400095204

(CUSIP Number)

Andrew L. Farkas

c/o Island Capital Group LLC

717 Fifth Avenue, 18th Floor

New York, New York 10022

(212) 705-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 400095204

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). C-III Investments LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,597,429[1]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,597,429[1]
(11)	Aggregate amount beneficially owned by each reporting person 5,597,429[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 8.10%[1]
(14)	Type of reporting person (see instructions) OO

1)	Comprised of Warrants (as defined in Item 6 of the Initial Schedule 13D) to purchase shares of common stock, par value $0.01 per share (the “Shares”), of Grubb & Ellis Company (the “Issuer”) issued to C-III Investments LLC (“C-III”). The calculation of percentage ownership is based on 69,147,403 Shares issued and outstanding as of November 16, 2011, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2011.

CUSIP No. 400095204

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). C-III Capital Partners LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,597,429[1]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,597,429[1]
(11)	Aggregate amount beneficially owned by each reporting person 5,597,429[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 8.10%[1]
(14)	Type of reporting person (see instructions) OO

1)	Comprised of Warrants to purchase Shares of the Issuer issued to C-III. The calculation of percentage ownership is based on 69,147,403 Shares issued and outstanding as of November 16, 2011, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 9, 2011.

CUSIP No. 400095204

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Island C-III Manager LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,597,429[1]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,597,429[1]
(11)	Aggregate amount beneficially owned by each reporting person 5,597,429[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 8.10%[1]
(14)	Type of reporting person (see instructions) OO

1)	Comprised of Warrants to purchase Shares of the Issuer issued to C-III. The calculation of percentage ownership is based on 69,147,403 Shares issued and outstanding as of November 16, 2011, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 9, 2011.

CUSIP No. 400095204

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Anubis Advisors LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,597,429[1]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,597,429[1]
(11)	Aggregate amount beneficially owned by each reporting person 5,597,429[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 8.10%[1]
(14)	Type of reporting person (see instructions) OO

1)	Comprised of Warrants to purchase Shares of the Issuer issued to C-III. The calculation of percentage ownership is based on 69,147,403 Shares issued and outstanding as of November 16, 2011, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 9, 2011.

CUSIP No. 400095204

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Island Capital Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,597,429[1]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,597,429[1]
(11)	Aggregate amount beneficially owned by each reporting person 5,597,429[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 8.10%[1]
(14)	Type of reporting person (see instructions) OO

1)	Comprised of Warrants to purchase Shares of the Issuer issued to C-III. The calculation of percentage ownership is based on 69,147,403 Shares issued and outstanding as of November 16, 2011, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 9, 2011.

CUSIP No. 400095204

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Andrew L. Farkas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,597,429[1]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,597,429[1]
(11)	Aggregate amount beneficially owned by each reporting person 5,597,429[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 8.10%[1]
(14)	Type of reporting person (see instructions) IN

1)	Comprised of Warrants to purchase Shares of the Issuer issued to C-III. The calculation of percentage ownership is based on 69,147,403 Shares issued and outstanding as of November 16, 2011, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 9, 2011.

All information in this Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being supplied solely by the Reporting Persons, and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 1 is being filed by the Reporting Persons pursuant to Rule 13d-2(a) under the Exchange Act. Amendment No. 1 amends and supplements the Schedule 13D as filed jointly by the Reporting Parties with the SEC on October 16, 2011 (the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

On February 17, 2012, C-III entered into an agreement with ColFin, BGC Note Acquisition Co., L.P. (the “Buyer”) and BGC Partners, Inc. (“BGC”) pursuant to which C-III sold all of its right, title, obligations and interest in, to and under the Amended Credit Agreement, including, without limitation, all indebtedness owed to C-III thereunder, to the Buyer.

Commencing February 20, 2012, the Issuer and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Case”). While the Reporting Persons intend to closely monitor the Bankruptcy Case, the Reporting Persons do not have any present expectations of pursuing any plans or proposals that relate to or could result in, among other things: (a) the acquisition by a Reporting Person(s) and/or their affiliates of additional Shares or other securities of the Issuer, or the disposition of Shares or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) a material change in the Issuer’s business or structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5(a) and Item 5(b) are hereby amended and restated to read as follows:

(a) and (b) The following calculations of percentage ownership are based on 69,147,403 Shares issued and outstanding as of November 16, 2011, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2011. Each Reporting Person’s beneficial ownership has been calculated as indicated below.

—	C-III is the direct beneficial owner of 5,597,429 Shares of the Issuer. C-III has shared voting and dispositive power as follows:

— Sole Voting Power	0

— Shared Voting Power	5,597,429

— Sole Dispositive Power	0

— Shared Dispositive Power	5,597,429

— Percent of Common Stock	8.10

—	Capital Partners is the indirect beneficial owner of 5,597,429 Shares of the Issuer. Capital Partners has shared voting and dispositive power as follows:

— Sole Voting Power	0

— Shared Voting Power	5,597,429

— Sole Dispositive Power	0

— Shared Dispositive Power	5,597,429

— Percent of Common Stock	8.10

—	Anubis is the indirect beneficial owner of 5,597,429 Shares of the Issuer. Anubis has shared voting and dispositive power as follows:

— Sole Voting Power	0

— Shared Voting Power	5,597,429

— Sole Dispositive Power	0

— Shared Dispositive Power	5,597,429

— Percent of Common Stock	8.10

—	C-III Manager is the indirect beneficial owner of 5,597,429 Shares of the Issuer. C-III Manager has shared voting and dispositive power as follows:

— Sole Voting Power	0

— Shared Voting Power	5,597,429

— Sole Dispositive Power	0

— Shared Dispositive Power	5,597,429

— Percent of Common Stock	8.10

—	Island Capital is the indirect beneficial owner of 5,597,429 Shares of the Issuer. Island Capital has shared voting and dispositive power as follows:

— Sole Voting Power	0

— Shared Voting Power	5,597,429

— Sole Dispositive Power	0

— Shared Dispositive Power	5,597,429

— Percent of Common Stock	8.10

—	Andrew L. Farkas is the indirect beneficial owner of 5,597,429 Shares of the Issuer. Mr. Farkas has shared voting and dispositive power as follows:

— Sole Voting Power	0

— Shared Voting Power	5,597,429

— Sole Dispositive Power	0

— Shared Dispositive Power	5,597,429

— Percent of Common Stock	8.10

Item 5(c) is hereby amended and restated to read as follows:

(c) Between October 26, 2011 and February 17, 2012, C-III was issued Warrants to purchase 212,644 Shares of the Issuer as a result of the Borrower making PIK Election(s) (as defined under the Amended Credit Agreement) in accordance with the terms of the Amended Credit Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following is added to amend Item 6:

The response to Item 4 of this Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2012

C-III INVESTMENTS LLC

By:	/s/ Jeffrey P. Cohen Name: Jeffrey P. Cohen Title: President

C-III CAPITAL PARTNERS LLC

By:	/s/ Jeffrey P. Cohen Name: Jeffrey P. Cohen Title: Executive Managing Director

ISLAND C-III MANAGER LLC

By:	/s/ Jeffrey P. Cohen Name: Jeffrey P. Cohen Title: President

ANUBIS ADVISORS LLC

By:	/s/ Jeffrey P. Cohen Name: Jeffrey P. Cohen Title: President

ISLAND C-III MANAGER LLC

By:	/s/ Jeffrey P. Cohen Name: Jeffrey P. Cohen Title: President

ANDREW L. FARKAS

/s/ Andrew L. Farkas

The Joint Filing Agreement dated October 16, 2011 between C-III Investments LLC, C-III Capital Partners LLC, Island C-III Manager LLC, Anubis Advisors LLC, Island Capital Group LLC and Andrew L. Farkas, which was filed as Exhibit 1 to Schedule 13D filed by C-III Investments LLC, C-III Capital Partners LLC, Island C-III Manager LLC, Anubis Advisors LLC, Island Capital Group LLC and Andrew L. Farkas, with the SEC on October 16, 2011, is hereby incorporated by reference.